Exhibit 99.4

Chartered Semiconductor Manufacturing Ltd.
60 Woodlands Industrial Park D	Tel	:	+(65) 6362 2838
Street 2	Fax	:	+(65) 6362 2938
Singapore 738406	Registration No. 198703584K
www.charteredsemi.com
NOTICE OF EXTRAORDINARY GENERAL MEETING
To Be Held On April 30, 2009
To Our Shareholders,
You are cordially invited to attend and NOTICE IS HEREBY GIVEN of an Extraordinary General Meeting (“EGM”) of Chartered Semiconductor Manufacturing Ltd. (“Company”) to be held in Singapore on Thursday, April 30, 2009 at the registered office of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 11.15 a.m. (Singapore time) (or so soon thereafter following the conclusion or adjournment of the Twenty-First Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and the same place) for the following purposes:
To consider and, if thought fit, to pass with or without modifications the following resolutions, each of which will be proposed as ordinary resolutions:

1)	Approval for Share Consolidation
That, with effect from the date to be determined by the Directors of the Company and pursuant to Article 9(a) of the Articles of Association of the Company, approval be and is hereby given:
(a)	for all the ordinary shares in the capital of the Company in issue (“Shares”) as at the Books Closure Date (as defined in the Proxy Statement issued in connection with, and accompanying this Notice of EGM (“Proxy Statement”)) to be consolidated by consolidating every ten Shares held as at the Books Closure Date into one Share (“Consolidated Share”) in the manner set out in the Proxy Statement (“Share Consolidation”);

(b)	for any fraction of a Consolidated Share which may arise from the Share Consolidation to be disregarded; and

(c)	for the Directors of the Company to do such acts and things as they may consider necessary, advisable or expedient to give effect to this Resolution.

2)	Approval for Payment of Standby Purchaser Fee
That, in connection with the 27-for-10 renounceable underwritten rights issue of new Shares (“Rights Shares”) at S$0.07 for each Rights Share (“Rights Share Price”) announced by the Company on March 9, 2009 (“Rights Issue”), approval be and is hereby given for an amount of S$8,310,863.37 (“Standby Purchaser Fee”) to be paid by the underwriters for the Rights Issue to Singapore Technologies Semiconductors Pte Ltd (“STS”), a wholly owned subsidiary of Temasek Holdings (Private) Limited, in consideration of its agreement with the underwriters dated March 9, 2009 (“Standby Purchase Agreement”) to act as a standby purchaser and purchase up to approximately 90% of the total number of Rights Shares offered for subscription under the Rights Issue, which amount shall be paid out of the underwriting commission to be paid by the Company to the underwriters on or about April 15, 2009.
The foregoing items of business are more fully described in the Proxy Statement.
The Board of Directors has fixed 5.00 p.m. on March 18, 2009 as the date for determining those holders of Shares and convertible redeemable preference shares (“CRPS”) (collectively, “Shareholders”) who will be entitled to receive copies of this Notice and the accompanying Proxy Statement.

NOTES:
(1)	A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (Members).

(2)	A holder of Shares who is registered with The Central Depository (Pte) Limited as at 48 hours before the time set for the Extraordinary General Meeting on April 30, 2009 shall be entitled to vote in person or by proxy at the Extraordinary General Meeting.

(3)	Although the holders of CRPS are entitled to attend, speak and vote at any class meeting of the holders of CRPS, they are not entitled to attend and vote at any general meetings, save that such holders of CRPS are entitled to attend and vote at such general meetings if at least one of the proposed resolutions is either in respect of amending the rights of the holders of CRPS or in respect of the winding-up of the Company. However, even at such general meetings, the holders of CRPS may vote only on those resolutions that pertain to the election of the chairman of such meeting, amendment of the rights of the holders of CRPS, the winding-up of the Company, or any motion for adjournment of such meeting.

(4)	None of the proposed resolutions to be voted at the Extraordinary General Meeting relate to the variation of the rights of the holders of CRPS or the winding-up of the Company. The holders of CRPS are therefore not entitled to attend and vote at the Extraordinary General Meeting.

(5)	A Shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Shareholder of the Company. The instrument appointing a proxy, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the Extraordinary General Meeting or any adjournment thereof. A proxy may be revoked at any time not less than 48 hours before the time set for the Extraordinary General Meeting by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the Extraordinary General Meeting prior to the vote of the resolution by the Shareholder attending the Extraordinary General Meeting and voting in person.

(6)	The Company is subject to the continuing Nasdaq Global Select Market listing rules and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.
BY ORDER OF THE BOARD
LOOI LEE HWA (MS)
COMPANY SECRETARY
Singapore
March 30, 2009

For the convenience of those Shareholders who wish to attend the Extraordinary General Meeting and who will not be driving, buses have been arranged to pick up those Shareholders from the City Hall MRT Station and the Marsiling MRT Station on the day of the Extraordinary General Meeting.
For Shareholders who will be boarding the bus at the City Hall MRT Station, please proceed to the bus stand along North Bridge Road, in front of the St. Andrew’s Cathedral. The bus, which will be carrying a sign bearing “Chartered Semiconductor Manufacturing AGM/EGM” at the windscreen of the bus, will leave at 10.00 a.m. SHARP. Kindly refer to the location map below.
For Shareholders who will be boarding the bus at the Marsiling MRT Station, please proceed to the bus stand (next to the NTUC supermarket), in front of the Marsiling MRT Station. The bus, which will be carrying a sign bearing “Chartered Semiconductor Manufacturing AGM/EGM” at the windscreen of the bus, will leave at 10.30 a.m. SHARP.
The buses will be available to transport Shareholders back to either the City Hall MRT Station or the Marsiling MRT Station after the Extraordinary General Meeting.

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Chartered Semiconductor Manufacturing Ltd.
60 Woodlands Industrial Park D	Tel	:	+(65) 6362 2838
Street 2	Fax	:	+(65) 6362 2938
Singapore 738406	Registration No. 198703584K
www.charteredsemi.com
PROXY STATEMENT
EXTRAORDINARY GENERAL MEETING
To Be Held On April 30, 2009
This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (“Board”) of Chartered Semiconductor Manufacturing Ltd. (“Company”), a company incorporated in Singapore under the Companies Act, Chapter 50 of Singapore, of proxies for voting at the Company’s Extraordinary General Meeting of Shareholders (“EGM”) to be held in Singapore on Thursday, April 30, 2009 at the registered office of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 11.15 a.m. (Singapore time) (or so soon thereafter following the conclusion or adjournment of the Twenty-First Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and the same place), or any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of EGM. Shareholders should read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.
This Proxy Statement, the accompanying instrument appointing a proxy or proxies and the Notice of EGM were mailed to Shareholders on or about March 30, 2009.
In this Proxy Statement and the Notice of EGM, references to “S$” shall mean Singapore dollars, the legal currency of Singapore and references to “US$” shall mean United States dollars (“U.S. dollars”), the legal currency of the United States. This Proxy Statement contains translations of certain Singapore dollar amounts into U.S. dollars based on the exchange rate of S$1.44 = US$1.00 as of December 31, 2008. These translations should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Singapore dollars, as the case may be, at any particular rate, the rate stated above, or at all.
Shareholders Entitled to Notice of EGM and Vote
The Board has fixed 5.00 p.m. on March 18, 2009 as the date for determining those holders of Shares and convertible redeemable preference shares (“CRPS”) (collectively, “Shareholders”) who will be entitled to receive copies of the Notice of EGM and this Proxy Statement.
A Shareholder is a person whose name appears in the Depository Register of The Central Depository (Pte) Limited (“CDP”) in Singapore or in the Company’s Register of Shareholders (Members).
A holder of Shares (“Ordinary Shareholder”) who is registered with CDP as at 48 hours before the time set for the EGM on April 30, 2009 shall be entitled to vote in person or by proxy at the EGM.
Although the holders of CRPS are entitled to attend, speak and vote at any class meeting of the holders of CRPS, they are not entitled to attend and vote at any general meetings, save that such holders of CRPS are entitled to attend and vote at such general meetings if at least one of the proposed resolutions is either in respect of amending the rights of the holders of CRPS or in respect of the winding-up of the Company. However, even at such general meetings, the holders of CRPS may vote only on those resolutions that pertain to the election of the chairman of such meeting, amendment of the rights of the holders of CRPS, the winding-up of the Company, or any motion for adjournment of such meeting.
None of the proposed resolutions to be voted at the EGM relate to the variation of the rights of the holders of CRPS or the winding-up of the Company. The holders of CRPS are therefore not entitled to attend and vote at the EGM.
As at March 9, 2009, the Company had 2,544,417,109 Shares and 28,350 CRPS issued and outstanding.

Proxies
To be effective, the instrument appointing a proxy or proxies, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the EGM, or any adjournment thereof. A proxy need not be an Ordinary Shareholder and Ordinary Shareholders may appoint any member of the Board, the Company Secretary or any other person as their proxy.
A proxy given pursuant to this solicitation may be revoked by the Ordinary Shareholder giving it at any time not less than 48 hours before the time set for the EGM by the Ordinary Shareholder submitting a subsequently dated instrument appointing a proxy or at the EGM prior to the vote of the resolution by the Ordinary Shareholder attending the EGM and voting in person.
Quorum
The required quorum for transaction of business at the EGM is two or more Shareholders holding not less than 33 1/3% of the total number of fully paid Shares (excluding treasury shares), present in person or by proxy.
Voting and Solicitation
On a show of hands, every Ordinary Shareholder present in person or by proxy shall have one vote and on a poll, every Ordinary Shareholder present in person or by proxy shall have one vote for each Share held or represented. A resolution put to the vote of Ordinary Shareholders at the EGM will be decided on a show of hands unless a poll is demanded by the Chairman of the EGM or an Ordinary Shareholder present in person or by proxy and entitled to vote at the EGM.
Shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company (at least 48 hours before the time set for the EGM) will be voted at the EGM in accordance with Ordinary Shareholders’ instructions contained in the instrument. In the absence of specific instructions in the instrument, the proxy or proxies of an Ordinary Shareholder may vote or abstain as he or they may think fit. On a show of hands, each of the ordinary resolutions to be proposed at the EGM will be duly passed by the affirmative vote of a simple majority of Ordinary Shareholders present in person or by proxy and voting at the EGM. On a poll, each of the ordinary resolutions to be proposed at the EGM will be duly passed by the affirmative vote of a simple majority of votes cast at the EGM. Every Ordinary Shareholder present in person or by proxy shall have one vote for each Ordinary Share held or represented on a poll.
The entire cost of soliciting proxies will be borne by the Company.
SUMMARY OF PROPOSALS
Shareholders will be requested to vote on the following proposals at the EGM:
(1)	Share Consolidation; and

(2)	Payment of the Standby Purchaser Fee.
PROPOSAL NO. 1
Approval for Share Consolidation
Introduction. As announced by the Company on March 9, 2009, it intends to consolidate its Shares — on the basis that every ten Shares will be consolidated into one Consolidated Share.
Rationale. The Board is proposing the Share Consolidation to help reduce certain fixed costs and volatility in the trading of the Company’s Shares on the Singapore Exchange Securities Trading Limited (“SGX-ST”), as well as to mitigate the risks of the Company being delisted from Nasdaq on account of the trading price per American Depositary Shares (“ADSs”) of the Company falling below US$1.00 over a sustained period of time.

On the SGX-ST, the Company’s Shares are traded in board lots of 1,000 units, putting aside trades in odd-lots in the Unit Share Market of the SGX-ST. Following the Share Consolidation, the value in monetary terms of a trade in one board lot of Consolidated Shares should, all things being equal, be higher than that for one board lot of Shares. Accordingly, the Share Consolidation should help reduce certain fixed trading costs (such as clearing fees) as a percentage of the value of trades in the Consolidated Shares on the SGX-ST.
Additionally, for shares trading at a price range of below S$1.00 on the SGX-ST, the minimum bid size for such shares is 0.5 Singapore cents. For example, if a share last trades at S$0.50, if the price goes up by one bid, it will rise by 0.5 Singapore cents to S$0.505. Conversely, if the price falls by one bid, the trading price will be S$0.495. Given that the Company’s Shares have been trading in the range of S$0.105 to S$0.305 over the period commencing February 1, 2009 and ending March 12, 2009, every movement of 0.5 Singapore cents in the Company’s Shares is not insignificant in percentage terms and may therefore result in a higher trading volatility in the Company’s Shares than might otherwise be the case. Consolidating the Shares will help reduce this as the impact of a minimum price movement in the Company’s Shares should be less significant in percentage terms.
As at March 12, 2009 the closing bid price of the Company’s ADSs was US$0.94 per ADS on Nasdaq. If the closing bid price of the Company’s ADSs falls below Nasdaq’s minimum bid price requirement of US$1.00 per ADS for a sustained period of time, the Company’s ADSs could be subject to Nasdaq delisting procedures. The loss of the Company’s Nasdaq listing would likely reduce trading activity in and have an adverse effect on the Company’s ADSs, and the threat of such a result could have a negative or dampening effect on the trading activity of the Company’s ADSs until such matter is resolved. Any decreased trading activity and added difficulty in trading the Company’s ADSs could further have a negative impact on the market prices of the Company’s ADSs and Shares. In addition, a delisting of the Company’s ADSs by Nasdaq would be a fundamental change event under the Company’s CRPS, which will allow the holders of CRPS to require the Company to redeem all or any of their CRPS at the early redemption price.
On October 16, 2008, Nasdaq announced a temporary suspension of its minimum bid price requirement until January 16, 2009 and, on December 19, 2008, extended such temporary suspension until April 20, 2009. However, there can be no assurance that Nasdaq will further extend the suspension of its minimum bid price requirement.
Following the Share Consolidation, the trading price of the Company’s Consolidated Shares should be higher than the price of the Company’s Shares prior to the Share Consolidation. Any such increase in Share price should also be reflected in the trading price of the Company’s ADSs. The Company is proposing the Share Consolidation to address the risks described above. However, there can be no assurance that the closing bid price of our ADSs will not fall below US$1.00 per ADS for a sustained period of time even after the Share Consolidation.
For the avoidance of doubt, each of the Company’s ADSs is currently represented by ten Shares, and the Company intends to maintain this ratio after the Share Consolidation.
Ordinary Shareholders’ Approval. Under Article 9(a) of the Articles of Association of the Company, the Company may consolidate all or any of its shares with the prior approval of the Ordinary Shareholders of the Company at a general meeting. Accordingly, the approval of the Ordinary Shareholders is sought for the Share Consolidation at the EGM.
Effect of Share Consolidation. As at March 9, 2009, the Company had 2,544,417,109 Shares in issue. After taking into account all the Rights Shares expected to be issued pursuant to the Rights Issue and assuming there are no other new Shares to be issued by the Company up to the Books Closure Date, the Company will have 941,434,330 Consolidated Shares in issue immediately upon the Share Consolidation, fractional Consolidated Shares disregarded.
Except for the consolidation in the number of Shares of the Company in issue, the Share Consolidation is not expected to have any material financial impact on the Company.

Fractions. Pursuant to the Share Consolidation, the number of Consolidated Shares to which Ordinary Shareholders will be entitled, based on their holdings of Shares as at the Books Closure Date, will be rounded down to the nearest whole Consolidated Share and any fractions of a Consolidated Share arising from the Share Consolidation will be disregarded.
Odd-Lot. Following the Share Consolidation, Ordinary Shareholders may receive odd lots of Consolidated Shares — that is, Consolidated Shares numbering less than 1,000 Consolidated Shares or otherwise than in integral multiples of 1,000 Consolidated Shares.
The Company has made arrangements with the SGX-ST for a temporary trading facility (“Share Consolidation Odd Lot Facility”) comprising a board lot of 100 Consolidated Shares to be established for a period of one month starting from 9.00 a.m. (Singapore time) on the Effective Trading Date. At the expiry of such one month period, the Share Consolidation Odd Lot Facility will cease and the Consolidated Shares will trade in board lots of 1,000 Shares and Consolidated Shares in odd lots will have to be traded on the Unit Share Market of the SGX-ST. For the avoidance of doubt, the Share Consolidation Odd Lot Facility is distinct from the temporary odd lot trading facility established for the purposes of the Rights Issue, which would have ceased at 5.00 p.m. on May 15, 2009.
American Depositary Shares. Certain of the Company’s issued and outstanding Shares are held in the form of ADSs. One ADS currently represents ten Shares and the Company intends to maintain this ratio after the Share Consolidation. Any fractions of ADSs which may result from the Share Consolidation will be sold by the ADS depositary, Citibank, N.A., and remitted to the relevant holders of the ADSs on a pro rata basis (after deducting appropriate fees and expenses).
Indicative Timeline. Set forth below is an indicative timetable of the Share Consolidation (this indicative timeline is subject to change and any change will be announced by the Company via SGXNET):

Date	Event
March 9, 2009	Announcement of Share Consolidation

March 30, 2009	Notice of EGM Announcement of Share Consolidation ratio

April 30, 2009	Date of EGM Notice of Books Closure Date given

May 15, 2009	Trading of Shares ceases at 5.00 p.m. (Singapore time)

May 18, 2009	Effective Trading Date — trading of Consolidated Shares commences from 9.00 a.m. (Singapore time)

May 20, 2009, 5.00 p.m. (Singapore time)	Books Closure Date for the Share Consolidation — Share Consolidation becomes effective.
Subject to the Share Consolidation being approved by Ordinary Shareholders at the EGM, the Company will give a notice of books closure date for the Share Consolidation (“Books Closure Date”), on which date the Share Consolidation will become effective. The Books Closure Date is expected to be May 20, 2009 at 5.00 p.m. (Singapore time), or such other date as the Directors may determine and announce via SGXNET.
Notwithstanding that the Share Consolidation will become effective on the Books Closure Date, the Shares will in fact be traded as Consolidated Shares earlier than that date on account of the fact that trades on the SGX-ST are settled on a “T+3” settlement cycle — that is, a purchase or sale of shares on day T will be settled at T plus three market days later. Accordingly, for trading purposes:
(a)	trading in the Shares will cease at 5.00 p.m. (Singapore time) on the day falling four market days before the Books Closure Date — this date is currently expected to be May 15, 2009; and

(b)	trading in the Consolidated Shares; will commence from 9.00 a.m. (Singapore time) on the day falling three market days before the Books Closure Date — this date is currently expected to be May 18, 2009 (“Effective Trading Date”).

Consequential Adjustments to Employee Share-based Compensation Plans, CRPS and GS Call Option. The Share Consolidation will require adjustments to be made to the outstanding options and awards under the Company’s various employee share-based compensation plans, the CRPS and the call option entered into by the Company with Goldman Sachs International in March 2006 (as modified in March 2007). These adjustments will be notified separately to holders of such options and awards, holders of the CRPS and Goldman Sachs International.
Board Recommendation. The Board believes that the Share Consolidation is in the best interests of the Company and recommends a vote “FOR” the approval of the Share Consolidation.
PROPOSAL NO. 2
Approval for Payment of Standby Purchaser Fee
Rights Issue. As announced by the Company on March 9, 2009, the Rights Issue was underwritten by Citigroup Global Markets Singapore Pte. Ltd., Deutsche Bank AG, Singapore Branch and Morgan Stanley Asia (Singapore) Pte. (collectively, “Underwriters”). STS had entered into the Standby Purchase Agreement with the Underwriters to act as a standby purchaser and purchase up to approximately 90% of the total number of Rights Shares offered for subscription under the Rights Issue (including STS’ pro rata entitlements and any other excess Rights Shares which STS may acquire).
Underwriting Commission and Standby Purchaser Fee. In connection with the Rights Issue, the Company had agreed to pay the Underwriters an underwriting commission of S$9,392,876.74.
In turn, the Underwriters had agreed to pay STS the Standby Purchaser Fee in consideration for STS’ standby purchase commitment, which amount shall be paid out of the underwriting commission which had been paid by the Company to the Underwriters on or about April 15, 2009.
Share Issue Mandate. The Rights Shares were issued pursuant to the share issue mandate approved by Ordinary Shareholders at the annual general meeting of the Company held on April 30, 2008. As noted in the proxy statement accompanying the notice of that annual general meeting, the Company will not rely on that share issue mandate in order to issue Shares in circumstances which do not constitute a “public offering” under Nasdaq rules.
Following consultation with Nasdaq prior to the announcement of the Rights Issue, the Company believes that:
(a)	the payment of the Standby Purchaser Fee, if it were made a term of the Rights Issue, would cause the Rights Issue not to be regarded as a public offering under Nasdaq rules; and

(b)	however, if the payment of the Standby Purchaser Fee is made subject to the approval of the Ordinary Shareholders and such payment is not a condition to the Rights Issue (that is, the Rights Issue will proceed whether or not such payment is approved by the Ordinary Shareholders), then the Rights Issue would be regarded as a public offering under Nasdaq rules.
Ordinary Shareholders’ Approval. In light of the above, the Company had accordingly proceeded with the Rights Issue and is seeking the approval of the Ordinary Shareholders for the payment of the Standby Purchaser Fee. Consistent with the above, the payment of the Standby Purchaser Fee is not a condition to the Rights Issue and the Rights Issue will proceed whether or not such payment is approved by the Ordinary Shareholders. For the avoidance of doubt, STS’ commitment to act as a standby purchaser and purchase up to approximately 90% of the total number of new Shares offered for subscription under the Rights Issue is not conditional upon receiving approval of the Ordinary Shareholders for the payment of the Standby Purchaser Fee. In addition, no shareholders’ approval is required for the Company to pay the Underwriters the underwriting commission.
If the payment of the Standby Purchaser Fee:
(a)	is approved by Ordinary Shareholders, STS will receive the Standby Purchaser Fee payable by the Underwriters in consideration of STS’ standby purchase commitment; and

(b)	is not approved by Ordinary Shareholders, then the entire Standby Purchaser Fee will not be payable, and accordingly, such amount will not be paid out of the underwriting commission paid to the Underwriters and will be retained by the Company.

STS Vote. The payment of the Standby Purchaser Fee requires the approval of a majority of Ordinary Shareholders present and voting (including by proxy) at the EGM. STS will not be required to abstain from voting, and will be permitted to vote, on the resolution to be proposed to the shareholders of the Company for the payment of the Standby Purchaser Fee.
As at March 9, 2009, STS held 1,510,324,883 Shares, representing approximately 59.36% of the issued Share capital of the Company.
Therefore, if STS votes its Shares in favor of such payment, this proposal will be approved by the Ordinary Shareholders. However, if for any reason, Ordinary Shareholder approval for the proposal is not obtained, an amount equivalent to the Standby Purchaser Fee otherwise payable to STS will be retained by the Company out of the underwriting commission paid to the Underwriters, and STS will not receive any payment for acting as a standby purchaser in the Rights Issue.
Board Recommendation. As noted in the announcement of the Rights Issue on March 9, 2009, the Board (including the Independent Directors) is unanimously of the view that the terms of the Standby Purchase Agreement are fair and not prejudicial to the interests of the Company and its minority Shareholders and have been entered into on an arm’s length basis and are on normal commercial terms. Accordingly, the Board believes that the payment of the Standby Purchaser Fee is in the best interests of the Company and recommends a vote “FOR” the approval of the payment of the Standby Purchaser Fee.
OTHER BUSINESS
The Board does not presently intend to bring any other business before the EGM and, so far as is known to the Board, no matters will be brought before the EGM except as is specified in this Proxy Statement.

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IMPORTANT
1.	For investors who have used their CPF monies to buy Shares of Chartered Semiconductor Manufacturing Ltd., the Notice of Extraordinary General Meeting and accompanying Proxy Statement are forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2.	This Proxy Form is not valid for use by the following and shall be ineffective for all intents and purposes if used or purported to be used by them:
(a) Investors who have used their CPF monies to buy Chartered ordinary Shares.
(b) Holders of Chartered convertible redeemable preference Shares.
3.	CPF Investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM – EXTRAORDINARY GENERAL MEETING

I/We, ____________________________________ (Name), of ____________________________________

__________________________________________ (Address) being a member(s) of CHARTERED SEMICONDUCTOR MANUFACTURING LTD. (the “Company”) hereby appoint

		NRIC/Passport	Proportion of
Name	Address	Number	Shareholding(%)

and/or (delete as appropriate)

or failing whom, the Chairman of the Meeting, as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 on April 30, 2009 at 11.15 a.m. (Singapore Time) (or so soon thereafter following the conclusion or adjournment of the Twenty-First Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and the same place), and at any adjournments thereof.

(Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Extraordinary General Meeting and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

No.	Ordinary Resolutions	For	Against
1	To approve the Share Consolidation.
2	To approve the Payment of Standby Purchaser Fee.

Dated this _________day of _______________2009.

Total Number of Shares Held

Signature(s) of Shareholder(s)/Common Seal

IMPORTANT
Please read Notes below.

NOTES:

1.	Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2.	A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3.	Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	The instrument appointing a proxy or proxies must be deposited at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time appointed for the Extraordinary General Meeting, or any adjournments thereof.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorized.

6.	A corporation which is a shareholder may authorize by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50.

GENERAL:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, or any adjournments thereof, as certified by The Central Depository (Pte) Limited to the Company.